The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

December 6, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Nicolas Nalbantian

Re:	Great Restaurant Development Holdings Ltd Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted September 27, 2024 CIK No. 0001990643

Dear Mr. Nalbantian:

On behalf of The Great Restaurant Development Holdings Limited (the “Company”), we submit this letter in response to the comment letter dated October 7, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 6 to Draft Registration Statement on Form F-1 submitted on September 27, 2024. Concurrently with the submission of this letter, we hereby file, via EDGAR, the Registration Statement on Form F-1 (“F-1”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Amendment No. 6.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in F-1.

Amendment No. 6 to Draft Registration Statement on Form F-1, Submitted September 27, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Revenue, page 49

1.	We note your new disclosure explaining the decrease in revenue from June 30, 2023 to June 30, 2024. One part of this explanation states that this decrease is due to “the customers’ outbound travel.” Please clarify what is meant by “outbound” travel and how customer travel plans have an impact on revenue over a six month period.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have clarified what we meant by “outbound” travel and how customer travel plans have an impact on our revenue over a six month period on page 49 of the F-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Siu Ming Law
Siu Ming Law
Chief Executive Officer